Mail Stop 4561

June 12, 2006

By U.S. Mail and facsimile to (973) 740-5264.

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
1211 Avenue of the Americas
New York, NY 10036

> **Re: CIT Group Inc.**
> **Form 10-K for Fiscal Year December 31, 2005**
> **File No. 001-31369**

Dear Mr. Leone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings beginning with your Form 10-Q for the period ending June 30, 2005. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Selected Financial Data, Page 15

1. In your table on page 15, and throughout management's discussion and analysis, you present various non-GAAP ratios, such as Salaries and general operating expenses as a percentage of AMA and Tangible stockholders' equity to managed assets. Additionally, you present an adjusted efficiency ratio in your table on

page 28. Please revise to add a footnote or other notation for each non-GAAP measure to clearly identify it as such and to refer the reader to your reconciliation disclosures and provide a quantitative reconciliation for the adjusted efficiency ratio. Refer to Item 10(e) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income, page 54

2. In your Consolidated Statements of Income, you present a net finance margin. However, it does not appear that you have included in your net finance margin any salaries and general operating expenses, a portion of which should be attributable to your finance revenue. Please tell us the following related to these and any other expenses that contribute to your finance revenue as a potential cost of sale:

- The dollar amount of expenses which are attributable to your finance revenue; and,

- The methodology utilized to allocate employee compensation and benefits expense and any other cost of sales among your revenues streams and overhead.

Consolidated Statement of Cash Flows, page 56

3. We note that you report cash flows from asset and receivable sales as investing activities. Given your history of securitizations, please tell us how you determined that these cash flows should be reported as investing, rather than operating activities. Describe the nature of the receivables securitized and when you make the determination to classify the receivables as held-for-sale, specifically, at or subsequent to origination. Refer to paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102.

Note 9 – Derivative Instruments, page 70

4. Please revise to disclose the methodology you use in assessing hedge effectiveness for each type of hedging relationship. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 5, 2005 on our website.

Note 20 – Segment Information, page 88

5. Please tell us, and revise future filings to disclose, why you did not restate prior period segment presentation for the transfer of the healthcare and business aircraft

portfolios to conform to current period presentation. Refer to paragraph 34 of SFAS 131.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please include your proposed disclosures in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant